5/17

Follow-Up Materials



06015317

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 083-00001 FISCAL YEAR:

(03/94)


SEC MAIL PROCESSING
RECEIVED
MAY 15 2006
WASH, D.C.
156
SECTION

083-00001

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2006
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2006, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
MXN	118,000,000	7.65	100.00	26-Jan-2006	26-Jan-2011
CDN	300,000,000	4.40	99.723	26-Jan-2006	26-Jan-2026
MXN	2,500,000,000	8.00	99.574	26-Jan-2006	26-Jan-2016
MXN	300,000,000	7.60	98.60	9-Feb-2006	9-Feb-2011
USD	50,000,000	4.15	99.98	23-Feb-2006	23-Feb-2009
MXN	140,000,000	7.65	100.00	27-Feb-2006	26-Feb-2013
AUD	63,200,000	4.80	100.00	2-Mar-2006	3-Mar-2009
NZD	761,000,000	5.67	99.98	15-Mar-2006	13-Mar-2008
USD	1,000,000,000	5.00	99.789	15-Mar-2006	5-Apr-2011
MXN	110,000,000	7.50	100.00	27-Mar-2006	26-Mar-2013

Inter-American Development Bank

Annex B

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

March 31, 2006

(Unaudited)

TABLE OF CONTENTS

MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 28, 2006, including the Ordinary Capital Financial Statements for the year ended December 31, 2005, included therein. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements require management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

The Board of Directors has approved an initiative on internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and the auditors' attestation are expected to be issued in February, 2007 in connection with financial information as of December 31, 2006.

FINANCIAL OVERVIEW

During the first quarter of 2006, the Bank approved nine loans totaling $752 million as compared to six loans that totaled $1,328 million during the same period in 2005. Operating Income for the first quarter of 2006 was $220 million, which is $23 million higher than that for the same period in 2005. This change was mainly due to lower provisions for non-sovereign loan and guarantee losses, partially offset by an increase in net non-interest expense. Also, during the three-month period ended March 31, 2006, there was a positive net currency translation adjustment of $37 million on the Bank's net assets mostly due to an appreciation of the euro against the United States dollar compared to a negative net currency translation adjustment of $196 million for the same period in 2005.

The Bank issued bonds for a total amount of $2.2 billion equivalent during the first quarter of 2006 (2005 - $1.1 billion) with an average life of 6.6 years (2005 – 5.4 years).

The Effects of SFAS 133 and currency transaction adjustments for the first quarter of 2006 was a decrease in income of $311 million (2005 – $189 million). The change was mainly due to an increase in long-term interest rates, which decreased the value of borrowing swaps. During the first quarter of 2006, the change in fair value of borrowing and lending swaps due to interest rates amounted to a decrease in income of $343 million (2005 - $209 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of an increase in long-term interest rates. Although the decrease in value of borrowing

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

swaps, due to changes in interest rates, is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
Lending Summary			
Loans approved	$ 752	$ 1,328	$ 6,440
Undisbursed portion of approved loans	16,962	16,588	17,000
Gross disbursements	728	663	4,899
Net disbursements	(1,046)	(263)	(325)
Income Statement Data			
Operating income	$ 220	$ 197	$ 712
Effects of SFAS 133 and currency transaction adjustments	(311)	(189)	50
Net (loss) income	(91)	8	762
Returns and Costs, after swaps			
Return on average loans outstanding	5.34%	4.93%	5.04%
Return on average liquid investments	4.04%	2.96%	3.29%
Average cost of borrowings outstanding during the period	4.58%	3.81%	4.07%
	March 31,		December 31,
	2006	2005	2005
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 14,209	$ 11,695	$ 13,717
Loans outstanding	47,151	49,089	48,135
Borrowings outstanding [(2)], after swaps	43,706	43,345	43,988
Total equity	18,675	18,325	18,727
Total-Equity-to-Loans Ratio (TELR)	38.6%	36.5%	37.3%

(1) Net of Receivable/Payable for investment securities sold/purchased.
(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR[3]. According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges, equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee[4]. The income from these charges, combined with the income generated from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Management has presented to the Board of Executive Directors a consultation document on

[3] The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

[4] For the second semester of 2005, against a background of a steady growth of the TELR in recent years, which reached a level above 38% during most of these six months, the Bank lowered the loan charges to 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee. The level of loan charges for the first semester of 2006 is currently under consideration by the Board of Executive Directors (the Board) as are other options for using equity above 38%. Loan income for the first quarter of 2006 has been calculated using standard loan charges. Were the Board to decide to reduce loan charges, loan income for the first quarter of 2006 would be reduced. As a reference, the effect of the reduction in the second semester of 2005 was approximately $50 million or $25 million for three months.

options for the use of equity exceeding the upper bound of the TELR band (32% - 38%). The Board of Executive Directors has the matter under consultation.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. This ratio continues to increase. During the first quarter, there was a reduction of $987 million in loans outstanding and net guarantee exposure which, together with an increase in equity used in the TELR, resulted in a 1.3% increase in this ratio. The year-end ratio, however, may vary depending on the level of disbursements for the year, a significant proportion of which tend to occur in the fourth quarter.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	March 31, 2006	December 31, 2005
Equity used in TELR	$ 18,272	$ 18,039
Loans outstanding and net guarantee exposure	$ 47,351	$ 48,338
TELR	**38.6%**	**37.3%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers sovereign loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of restrictions, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee directly to private sector entities carrying out projects in borrowing member countries (Private Sector Program).

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2006, over 97% was sovereign-guaranteed and less than 3% was attributable to the Private Sector Program. At March 31, 2006, the total volume of outstanding loans was $47.2 billion, $0.9 billion lower than the $48.1 billion at December 31, 2005. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($1.8 billion, including prepayments of $0.4 billion mostly related to emergency lending) than disbursements ($0.7 billion), partially offset by positive currency translation adjustments of $0.1 billion.

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $481 million during the first quarter of 2006, which was attributable to higher liquidity levels established by the new liquidity policy approved in late 2005, and currency translation adjustments of $96 million.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $0.3 billion as compared with December 31, 2005, primarily due to a larger amount of bond maturities than new issues, that was partially offset by a decrease in the value of borrowing swaps of $346 million and positive currency translation adjustments of $85 million.

Equity: Total equity at March 31, 2006 remained substantially unchanged compared with December 31, 2005 at a level of $18.7 billion.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2006, Operating Income was $23 million higher than the same period last year due to a reduction in loan and guarantee losses, that was partially offset by an increase in net non-interest expense.

Net interest income, comprised of income on loans and investments less borrowing expenses, decreased $6 million in the first three months of 2006 compared with the same period in 2005, primarily due to a reduction in the average loan balance of the Emergency Lending Facility, which generates an interest rate margin of 4%, and a decline in the Bank's regular earning assets, that was partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing

liability portfolios, after swaps, and the respective returns and costs for the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005 are shown in **Table 3**.

The provision for loan and guarantee losses decreased $44 million during the first three months of the year compared with 2005 mainly due to a reduction in the allowance for loan losses on Private Sector impaired loans resulting from the partial collection of a loan and some additional improvement in the loans portfolio risk.

Net non-interest expense increased $17 million during the period mainly due to expenditures under special programs approved by the Board of Executive Directors ($6 million), slight increases in salaries and benefits ($3 million) and pension costs ($2 million), and a decrease in other miscellaneous income ($3 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2006	**2005**
Loan interest income	$ 616	$ 591
Investment income	132	87
	748	678
Less:		
Borrowing expenses	489	413
Net interest income	259	265
Other loan income	12	10
Other expenses:		
(Credit) provision for loan and guarantee losses	(38)	6
Net non-interest expense	89	72
Total	51	78
Operating Income	$ 220	$ 197

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2006		Three months ended March 31, 2005		Year ended December 31, 2005	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 47,680	5.24	$ 49,475	4.84	$ 47,837	4.95
Liquid investments	13,460	4.04	12,162	2.96	12,341	3.29
Total earning assets	61,140	4.98	61,637	4.47	60,178	4.61
Borrowings	43,285	4.58	43,947	3.81	42,609	4.07
Interest rate spread		0.40		0.66		0.54
Net interest margin [2]		1.72		1.74		1.72

[1] Excludes loan fees.

[2] Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees either with a sovereign counter-guarantee for public sector operations or without a sovereign counter-guarantee under its Private Sector Program. During the three months ended March 31, 2006, the Bank approved its first guarantee with sovereign counter-guarantee of $60 million. There were no guarantees approved without a sovereign counter-guarantee compared to one for $28 million during the three months ended March 31, 2005.

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2006, undisbursed loans amounted to $16,962 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.40 years with contractual maturity dates through 2027[1].

OTHER DEVELOPMENTS DURING THE QUARTER

For information on other significant developments which occurred during the quarter ended on March 31, 2006, see the "Subsequent Developments" section of the Bank's Information Statement dated March 28, 2006.

---

[1] The maturity structure of medium- and long-term borrowings outstanding at the end of 2005 is presented in Appendix I-5 to the December 31, 2005 financial statements.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
Expressed in millions of United States dollars

	March 31, 2006 (Unaudited)		December 31, 2005	
ASSETS				
Cash and investments				
Cash	$ 234		$ 223	
Investments				
Trading	11,085		10,183	
Held-to-maturity	3,564	$ 14,883	3,414	$ 13,820
Loans outstanding	47,151		48,135	
Allowance for loan losses	(121)	47,030	(175)	47,960
Receivable from members		430		443
Receivable from currency and interest rate swaps		1,401		1,604
Receivable from investment securities sold		60		-
Other assets		1,586		1,555
Total assets		$ 65,390		$ 65,382
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 44,090		$ 45,093
Payable for currency and interest rate swaps		1,034		562
Payable for investment securities purchased		708		45
Amounts payable to maintain value of currency holdings		202		188
Other liabilities		681		767
Total liabilities		46,715		46,655
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,108		14,199	
Accumulated other comprehensive income	227	18,675	188	18,727
Total liabilities and equity		$ 65,390		$ 65,382

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	
Income		
Loans	$ 628	$ 601
Investments	132	87
Other	2	5
Total income	762	693
Expenses		
Borrowing expenses, after swaps	489	413
(Credit) provision for loan and guarantee losses	(38)	6
Administrative expenses	85	77
Special programs	6	-
Total expenses	542	496
Income before SFAS 133 and currency transaction adjustments	220	197
Effects of SFAS 133 and currency transaction adjustments	(311)	(189)
Net (loss) income	(91)	8
Retained earnings, beginning of year	14,199	13,437
Retained earnings, end of period	$ 14,108	$ 13,445

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Three months ended March 31, 2006	Three months ended March 31, 2005
	(Unaudited)	
Net (loss) income	$ (91)	$ 8
Other comprehensive income (loss)		
Translation adjustments	37	(196)
Reclassification to income - cash flow hedges	2	2
Total other comprehensive income (loss)	39	(194)
Comprehensive loss	$ (52)	$ (186)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Three months ended March 31,	
	2006	2005
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (728)	$ (663)
Loan collections (net of participations)	1,774	926
Net cash provided by lending activities	1,046	263
Gross purchases of held-to-maturity investments	(640)	(883)
Gross proceeds from maturities of held-to-maturity investments	508	1,090
Miscellaneous assets and liabilities	(35)	(36)
Net cash provided by lending and investing activities	879	434
Cash flows from financing activities		
Medium- and long-term borrowings:		
Gross proceeds	2,155	522
Repayments	(3,345)	(3,157)
Short-term borrowings, net	416	1,053
Collections of receivable from members	3	17
Net cash used in financing activities	(771)	(1,565)
Cash flows from operating activities		
Gross purchases of trading investments	(4,787)	(2,351)
Gross proceeds from sale or maturity of trading investments	4,538	3,292
Loan income collections	689	699
Interest and other costs of borrowings, after swaps	(591)	(508)
Income from investments	140	90
Other income	2	5
Administrative expenses	(88)	(83)
Special programs	(1)	-
Net cash (used in) provided by operating activities	(98)	1,144
Effect of exchange rate fluctuations on cash	1	(4)
Net increase in cash	11	9
Cash, beginning of year	223	210
Cash, end of period	$ 234	$ 219

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2005 financial statements and notes therein. Except for the possible adjustment in Loan income described in footnote 1, management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155 "Accounting for Certain Hybrid Financial Instruments", an amendment of SFAS No. 133 and 140, which, amongst other provisions, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Bank has adopted this pronouncement effective January 1, 2006, as allowed by the corresponding transition provisions. In view of the reduced number of hybrid financial instruments issued or acquired by the Bank, the effect of implementing SFAS 155 is not significant on the Bank's financial position and results of operations.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 90% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors[1].

Nonaccrual and impaired loans and allowance for loan losses: At March 31, 2006 and December 31, 2005, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in non-accrual status.

The following table provides financial information related to impaired loans as of March 31, 2006 and December 31, 2005 (in millions):

	2006 (Unaudited)	2005
Recorded investment at end of period.............	$ 135	$ 196
Allowance for loan losses....	57	105
Average recorded investment during period.................	175	216

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2006 and 2005 is as follows (in millions):

	Three months ended March 31,	
	2006	2005
	(Unaudited)	
Loan income recognized......................	$ 7	$ 3
Loan income that would have been recognized on an accrual basis during the period..................................	5	4

1 For the second semester of 2005, against a background of a steady growth of the TELR in recent years, which reached a level above 38% during most of these six months, the Bank lowered the loan charges to 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee. The level of loan charges for the first semester of 2006 is currently under consideration by the Board of Executive Directors (the Board) as are other options for using equity above 38%. Loan income for the first quarter of 2006 has been calculated using standard loan charges. Were the Board to decide to reduce loan charges, loan income for the first quarter of 2006 would be reduced. As a reference, the effect of the reduction in the second semester of 2005 was approximately $50 million or $25 million for three months.

The changes in the allowance for loan and guarantee losses for the three months ended March 31, 2006 and the year ended December 31, 2005 were as follows (in millions):

	2006 (Unaudited)	2005
Balance, beginning of year	$ 188	$ 199
(Credit) provision for loan and guarantee losses	(38)	(14)
Private Sector Program:		
Write-offs	(16)	(6)
Recoveries	-	9
Balance, end of period	$ 134	$ 188
Composed of:		
Allowance for loan losses	$ 121	$ 175
Allowance for guarantee losses[1]	13	13
Total	$ 134	$ 188

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of March 31, 2006 and December 31, 2005, the Bank had approved, net of cancellations and maturities, guarantees without sovereign counter-guarantees in the amount of $360 million. In addition, during the first quarter of 2006 the Bank approved its first guarantee with sovereign counter-guarantee in the amount of $60 million.

Under the Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. As of March 31, 2006 and December 31, 2005, ten guarantee credit lines totaling $270 million had been authorized under this Program.

As of March 31, 2006, guarantees of $314 million (2005—$319 million) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $52 million of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 19 years, except for trade related guarantees that have maturities of up to three years. As of March 31, 2006, no guarantees provided by the Bank had been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2006 and 2005 comprise the following (in millions):

	Three months ended March 31,	
	2006	2005
	(Unaudited)	
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ (354)	$ (114)
Interest rates	(343)	(209)
Total change in fair value of derivatives	(697)	(323)
Currency transaction gains (losses) on borrowings	365	105
Change in fair value of hybrid borrowings	5	-
Amortization of borrowing and loan basis adjustments	18	31
Reclassification to income - cash flow hedges	(2)	(2)
Total	$ (311)	$ (189)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2006, negative exchange rate changes affecting the value of borrowing swaps amounting to $354 million (2005 –$114 million) offset currency transaction gains on borrowings of $365 million (2005 – $105 million).

NOTE E – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first quarter of 2006 amounted to $13 million (2005 – $10 million). As of March 31, 2006, the estimate of contributions expected to be paid to the Plans and the PRBP during 2006 remained unchanged from that disclosed in the December 31, 2005 financial statements: $35 million for the Plans and $16 million for the PRBP.

Contributions for 2005 amounted to $30 million and $12 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income and Retained Earnings. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2006 and 2005 (in millions):

	Pension Benefits	
	2006	2005
	(Unaudited)	
Service cost	$ 14	$ 13
Interest cost	28	26
Expected return on plan assets	(35)	(33)
Amortization of prior service cost	1	-
Net periodic benefit cost	$ 8	$ 6
Of which:		
ORC's share	$ 6	$ 5
FSO's share	$ 2	$ 1

	Postretirement Benefits	
	2006	2005
	(Unaudited)	
Service cost	$ 8	$ 6
Interest cost	11	11
Expected return on plan assets	(14)	(13)
Net periodic benefit cost	$ 5	$ 4
Of which:		
ORC's share	$ 4	$ 3
FSO's share	$ 1	$ 1

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2006, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Three months ended March 31,	
	2006	2005
Brazil	$ 132	$ 122
Argentina	120	111
Mexico	94	84